Exhibit 99.15

Notice to ASX/LSE

Rio Tinto releases details on all tailings facilities

20 February 2019

Rio Tinto has today disclosed detailed information on each of its global tailings facilities and published both the company’s Group Procedure and its Standard for ‘Management of tailings and water storage facilities’ at www.riotinto.com/tailings.

Rio Tinto has 100 tailings facilities across 32 sites, and has a further 36 tailings facilities that are closed or under rehabilitation. Of the 100, 21 are upstream construction facilities.

All Rio Tinto managed facilities are subject to three levels of governance and assurance:

•

First level of assurance takes place at the asset itself with the main tenets being effective facility design, comprehensive operational controls and regular reviews. Independent reviews of the operations must be conducted not less than once every two years

•	Second level is assurance to the Rio Tinto Standard through periodic Business Conformance Audits[1] and Technical Reviews, supported by Rio Tinto’s Surface Mining Centre of Excellence
•	Third level of assurance is independent of site management and normally conducted by third parties[2]

All Rio Tinto managed facilities, whether active or inactive, have an external engineer of record or design engineer.

Rio Tinto chief executive J-S Jacques said “I would like to acknowledge the recent tragedy at Minas Gerais in Brazil, and our thoughts are with all those impacted by this truly awful event. The entire industry has a responsibility to do better and Rio Tinto is committed to play its part in any industry response, including an independent expert review.

“In August 2015, Rio Tinto introduced a global Standard for ‘Management of tailings and water storage facilities’ in order to ensure all our managed facilities are operated in accordance with one global standard and any risks are actively managed. This Standard sets out a structured three stage approach, underpinned by Rio Tinto’s safety management system, and an external audit programme.

“In light of this tragic event, Rio Tinto is again reviewing its global standard and, in particular, assessing how we can further strengthen the existing external audit of facilities. We fully support the need for greater transparency which is why today we disclosed detailed information on our tailing facilities and how they are actively managed. We will add to this over time.”

Full details of all Rio Tinto tailings and water storage facilities are available at www.riotinto.com/tailings

[1]

Business Conformance Audits are audits of a business or operation to assess conformance to the Rio Tinto Health, Safety, Environment and Communities (HSEC) performance standards and Management System according to procedures and protocols.

[2]

The third level of assurance is conducted by Rio Tinto Group Internal Audit who work with external auditors to provide confidence that the systems for risk management, internal controls and governance are adequate and effective.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Media Relations, Americas

Matthew Klar

T +1 514 608 4429

Media Relations, Asia

Grant Donald

T +65 6679 9290

M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 (0) 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404